

March 13, 2023

Richard G. Stewart, Jr.
President and Chairman
WeSave, Inc.
24254 Main Street
Newhall, CA 91321

> **Re: WeSave, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 23, 2023**
> **File No. 024-12085**

Dear Richard G. Stewart, Jr.:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Securities Being Offered
Revenue Sharing, page 41

1. Please disclose in detail how you will calculate the Coalition Marketing Fees and add a representative example of the calculation. In addition, elsewhere in the offering statement where you discuss the Coalition Marketing Fees, please add a cross-reference to the aforementioned calculation and example.

2. Regarding the percentage of the retail price of a product that will be used in the calculation of the Coalition Marketing Fees, please disclose what you estimate the average percentage will be and, if feasible, please disclose the range of percentages you anticipate

using. In this regard, we note you disclose the percentage could be up to 10% of the retail price of a product. Please make conforming revisions throughout the offering statement.

3. Regarding the 48-month collection period, please clarify here whether this means no Coalition Marketing Fees revenues would be distributed to investors during this period. Please make conforming revisions throughout the offering statement. In addition, if no such revenues would be distributed during the 48-month collection period, please add appropriate risk factor disclosure addressing the risk of non-distribution.

4. Regarding the 48-month collection period, please clarify here whether distributable revenues would accrue during this period such that any amounts distributed to investors would include any amounts accrued during such period.

5. Please clarify what the starting date will be for purposes of calculating the commencement of the 10-year program. In addition, with respect to the commencement date of the program, please clarify what you mean by "unless otherwise modified by the Company." If you have the unilateral ability to modify the duration of the program, please disclose this, disclose how you would notify investors of such changes, and add appropriate risk factor disclosure addressing the risks associated with such ability.

6. Please clarify whether investors have any audit or similar rights in respect of the RSUs. If you are not providing such rights, please disclose this clearly and address what remedies an investor might have who disputes your calculations. In addition, please add appropriate risk factor disclosure addressing this risk.

General

7. We note your response to comment 1. Please provide us with your detailed legal analysis as to whether the ERUs and RSUs are security-based swaps. See Section 3(a)(68) of the Exchange Act. See also Rule 194 under the Securities Act.

   Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: J. Martin Tate